HELIO CORPORATION
2448 Sixth Street
Berkeley, CA 94710
510-224-4495

March 3, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Helio Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-284062

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 P.M. (Eastern Time) on March 5, 2025 or as soon thereafter as is practicable.

At the time of effectiveness, we kindly request that you call Philip Magri, Esq. of the Byrd Law Group, the Company’s counsel, at 954-303-8027 to confirm that the Registration Statement is effective. Thank you in advance for your time and assistance.

Very truly yours,

HELIO CORPORATION

By:	/s/ Gregory T. Delory
Name:	Gregory T. Delory
Title:	Chief Executive Officer